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                          October 5, 2023

       Kush Desai
       Deputy General Counsel
       The Beachbody Company, Inc.
       400 Continental Blvd., Suite 400
       El Segundo, California 90245

                                                        Re: The Beachbody
Company, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 2,
2023
                                                            File No. 333-274828

       Dear Kush Desai:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at 202-551-6022 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Steven Stokdyk